BIGSTRING CORPORATION
                               File No. 333-143793

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                           MEMORANDUM SUMMARIZING SEC
                       COMMENTS ON BIGSTRING CORPORATION'S
             AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM SB-2,
                             FILED OCTOBER 12, 2007,
                              AND RESPONSES THERETO

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         Terms used herein without definition, shall have the same meaning assigned to them in the prospectus.

General
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1.       Comment - We note your response to comment one. We also note the
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         revised disclosure on pages 4 and 67 that you are obligated to pay liquidated damages until the common stock underlying "such" convertible notes are registered. It appears that your use of the term "such" refers to the additional notes to be sold. If true, you would be obligated to pay penalties until you register the resale of the shares underlying the convertible notes and warrants not outstanding. If so, please tell us of your intentions with regard to the registration of the shares underlying the convertible notes and warrants not yet sold. Also, clarify if you are able to pay the damages in shares. Lastly, please revise to clarify the duration of time you would have to pay the damages.

         Response - BigString Corporation is required to pay liquidated damages
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         until the shares of common stock underlying the "outstanding"
         convertible notes are registered. In response to the Staff's comment, we have revised pages 4 and 67 of the prospectus to eliminate any ambiguity which may have been created by the use of the word "such." We have also revised similar language elsewhere in the prospectus to make the same clarification. Once the shares of common stock underlying the outstanding convertible notes are registered, BigString will no longer be required to pay liquidated damages.

         As disclosed under the heading "Selling Stockholders - Registration Rights Agreements" on page 64 of the prospectus, BigString must pay the liquidated damages in cash. In response to the Staff's comment, we have also included this disclosure elsewhere in the prospectus.